February 18, 2016	Cynthia T. Mazareas +1 617 526 6393 (t) +1 617 526 5000 (f) cynthia.mazareas@wilmerhale.com

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Achillion Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 5, 2015

Form 10-Q for the Quarterly Period Ended September 30, 2015

Filed November 5, 2015

File No. 001-33095

Ladies and Gentlemen:

On behalf of Achillion Pharmaceuticals, Inc. (“Achillion” or the “Company”), this letter is submitted in response to additional comments presented to the Company by Jacob Luxenburg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pursuant to a telephonic call held on February 17, 2016 by and among Mr. Luxenburg and representatives of Achillion and WilmerHale LLP.

The response contained herein is based upon information provided to WilmerHale by the Company. Reference is made to the Company’s most recent prior response letter to the Staff dated February 8, 2016 (the “February 8, 2016 Response”).

Response:

In response to Mr. Luxenburg’s request, the Company has further revised the disclosure set forth as Exhibit A to the February 8, 2016 Response. The Company has appended hereto such further revised disclosure, marked to show iterative changes to the disclosure set forth in the February 8, 2016 Response. The Company confirms that it intends to incorporate the changes reflected in Exhibit A hereto into its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which is being filed on or about February 25, 2016.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Beijing    Berlin    Boston    Brussels    Denver     Frankfurt    London    Los Angeles     New York    Oxford    Palo Alto    Washington

Jim B. Rosenberg Securities and Exchange Commission Division of Corporation Finance February 18, 2016 Page 2

Please telephone the undersigned of this Firm at (617) 526-6393 with any further questions concerning this letter.

Very truly yours,

/s/ Cynthia T. Mazareas

Cynthia T. Mazareas

cc: Ms. Mary Kay Fenton

Jim B. Rosenberg Securities and Exchange Commission Division of Corporation Finance February 18, 2016 Page 3

Exhibit A (dollar amounts in thousands)

Collaboration Arrangements

Janssen Pharmaceuticals, Inc.

In May 2015, the Company entered into parallel transactions with Janssen and its affiliate, Johnson & Johnson Innovation-JJDC, Inc. (“JJDC”), consisting of (i) an exclusive collaboration and license agreement with Janssen (the “Janssen Agreement”) pursuant to which, upon the closing of the transactions contemplated by the Janssen Agreement on June 29, 2015, the Company granted Janssen exclusive worldwide rights to develop and commercialize products that contain one or more of the Company’s drug candidates for the treatment of chronic hepatitis C virus (“HCV”) infection, namely odalasvir, also known as ACH-3102, a second-generation NS5A inhibitor, ACH-3422, an NS5B HCV polymerase inhibitor, and sovaprevir, an NS3/4A HCV protease inhibitor, and (ii) a stock purchase agreement with JJDC (the “Stock Purchase Agreement”) pursuant to which, upon the closing of the transactions contemplated by the Stock Purchase Agreement, JJDC purchased 18,367 shares of the Company’s common stock (the “Shares”) at a price of $12.25 per share, for an aggregate purchase price of $225,000. The Janssen Agreement became effective on June 29, 2015 upon the early termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Stock Purchase Agreement became effective July 1, 2015. In connection with the closing of the transactions contemplated by the Stock Purchase Agreement, the Company and JJDC entered into an Investor Agreement (the “Investor Agreement”) on July 1, 2015.

Under the terms of the Janssen Agreement, the Company is eligible to receive (1) up to $115,000 of milestone payments based upon achievement of clinical enrollment and dosing in specified studies, substantially all of which is related to dosing in one study, (2) up to an additional $290,000 of milestone payments based upon regulatory approvals and first commercial sale in specified territories, the majority of which relates to regulatory approvals and the first commercial sale in the U.S., and (3) up to an additional $500,000 of milestone payments based upon achieving worldwide sales targets. The Company is also eligible to receive royalties on worldwide annual net sales of licensed products, if any, at tiered royalty rate percentages beginning in the mid-teens and rising to the low-twenties, subject to customary reductions. The royalty term is determined on a licensed-product-by-licensed-product and country-by-country basis and begins on the first commercial sale of a licensed product in a country and ends on the expiration of the last to expire of specified patents or regulatory exclusivity covering such licensed product in such country or, with a customary royalty

Jim B. Rosenberg Securities and Exchange Commission Division of Corporation Finance February 18, 2016 Page 4

reduction, ten years after such first commercial sale if there is no such exclusivity. Janssen will bear the future costs of worldwide development and commercialization of licensed products, subject to specified exceptions relating to the Company’s ongoing studies and technology transfer.

The term of the Janssen Agreement will continue, unless earlier terminated, until expiration of the royalty term for licensed products or all payment obligations under the Janssen Agreement. Janssen may terminate the Janssen Agreement upon 60 days’ written notice to the Company at any time prior to submission of the first application for marketing approval for a licensed product in any of the specified major market countries. Janssen may also terminate the Janssen Agreement under specified circumstances relating to the safety or regulatory approvability of a licensed product. Either the Company or Janssen may terminate the Janssen Agreement if the other party is in material breach of the agreement and fails to cure such breach within specified cure periods. Either the Company or Janssen may terminate the Janssen Agreement in the event of specified insolvency events involving the other party. Upon any early termination, rights to the Company’s licensed drug candidates will revert to the Company.

Pursuant to the terms of the Janssen Agreement, the Company was required to provide technology transfer services related to the chemistry, manufacturing and know-how to Janssen for up to 180 days after the effective date. In accordance with ASC 605-25, which provides guidance on accounting for multiple-element arrangements, including the determination of the units of accounting and allocation of total arrangement consideration, the Company identified all of the obligations at the inception of the Janssen Agreement. The significant obligations were determined to be the license and the technology transfer services. The Company has determined that license and technology transfer services represent a single unit of accounting because they were not viewed to have standalone value. The Janssen Agreement entered into by the Company and Janssen, the Stock Purchase Agreement, and the Investor Agreement were entered into by the Company and Janssen’s affiliate in contemplation of each other. The only upfront amount received by the Company in exchange for the license and technology transfer services and the issuance of the Shares was the $225,000. The Company determined that the amount received in excess of the fair value of the Shares upon issuance of $66,122 was attributed to the license and technology services. The Company also determined that there was no discernable pattern in which the technology services would be provided during the 180 day period after the effective date. In accordance with ASC 605-10, the Company determined that straight-line attribution of the license and technology services revenues would be used to recognize revenue. As such, revenue of $66,122 was recorded during the year ended December 31, 2015 associated with this transaction.

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The development, regulatory and sales milestones represent non-refundable amounts that would be paid by Janssen to the Company if certain milestones are achieved in the future. The Company has elected to apply the guidance in ASC 605-28 to the milestones. These milestones, if achieved, are substantive as they relate solely to past performance and are commensurate with estimated enhancement of value associated with the achievement of each milestone as a result of the Company’s performance; however, there can be no assurance that Janssen will achieve the milestones or that the Company will receive the related revenue.

Pursuant to the terms of the Investor Agreement, the Shares are subject to a lock-up restriction, such that JJDC agreed it will not, and will also cause its affiliates not to, without the prior approval of the Company, sell, transfer or otherwise dispose of the Shares until the earliest to occur of (i) a specified period after July 1, 2015, (ii) the expiration or earlier termination of the Janssen Agreement or (iii) other specified events. In addition, for the seven year period following the expiration of the lock-up period, subject to specified conditions, the Company has agreed to file a registration statement in order to register all or a portion of the Shares. The Company will not be required to effect more than two such demand registrations for JJDC in the aggregate and is not required to effect more than one such demand registration in any 12 month period. The Company has also agreed to provide JJDC with certain “piggyback” registration rights such that for the seven year period following the expiration of the lock-up period, subject to specified conditions, whenever the Company proposes to register shares of its common stock for its account, JJDC will have the right to include some or all of its Shares in such registration. The Investor Agreement also contains other customary terms and conditions of the parties with respect to the registration of the Shares.

Pursuant to the terms of the Investor Agreement, the Shares are subject to a voting agreement, such that until the earliest to occur of (i) a specified period after July 1, 2015, (ii) the expiration or earlier termination of the Janssen Agreement or (iii) other specified events, and subject to specified conditions and excluding specified extraordinary matters, JJDC will, and will cause its permitted transferees to, vote in accordance with the recommendation of the Company’s Board of Directors, or in the case of a meetings of stockholders, if JJDC or a permitted transferee has delivered written notice to the Company at any time prior to the vote on any given matter (but in any event not less than five business days prior to such vote), setting forth its intent to vote on such matter, vote in the same proportion as the votes cast by all other holders of all classes of voting securities of the Company, and JJDC has granted the Company an irrevocable proxy with respect to the foregoing.

In addition, pursuant to the terms of the Investor Agreement, the Shares are subject to a standstill agreement, such that until the earliest to occur of (i) a specified period after July 1, 2015 or (ii) other specified events, neither JJDC nor any of its affiliates, except as expressly

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approved in writing by the Company, will, subject to specified conditions, directly or indirectly, acquire shares of the Company’s outstanding common stock, seek to have called any meeting of the stockholders of the Company, solicit proxies or consents in opposition to the recommendation of a majority of the Company’s Board of Directors with respect to any matter or undertake other specified actions related to the potential acquisition of additional equity interests in the Company.